FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Included in the 2011 SD Times 100 List of Top Innovators and Leaders in the Software Development Industry

PRESS RELEASE

Magic Software Included in the 2011 SD Times 100 List of Top Innovators and Leaders in the Software Development Industry

Or Yehuda, Israel, June 28, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile, cloud, and on-premise enabled application and business integration platforms, announced its inclusion in the SD Times 100 list of companies that exemplify innovation and leadership in their industry.

Each year the SD Times, the software development industry’s leading publication, recognizes the top 100 companies, non-commercial organizations, open source projects and other software development initiatives. Having been included in last year’s SD Times 100 list under the SOA & Middleware category, Magic Software was this year included in the Database & Integration category, as one of the companies described by the SD Times as “providers who flat-out know databases, and how to connect them to a multitude of endpoints.”

Magic Software’s flagship iBOLT business and process integration platform quickly and cost-effectively integrates enterprise applications running on diverse databases, operating systems, and platforms. With thousands of successful deployments worldwide, iBOLT features a wide range of certified optimized connectors and adaptors, and can work natively with many of the world’s leading ERP, CRM, accounting, SCM, Web and wireless systems, including SAP, Salesforce.com, IBM, and Oracle enterprise systems.

"The software development industry has always been led by innovation, and that’s true even in today’s challenging economic climate" said Alan Zeichick, Co-Founder and Editorial Director of BZ Media's SD Times. "When choosing the 2011 SD Times 100 winners, we carefully considered each organization's products and services, reputation with enterprise development managers, and the new ideas and thought leadership that it has brought to the industry. Thanks to companies like Magic Software, the art of software development continues to advance at a rapid pace."

 “We are extremely proud to be included once again in the prestigious SD Times 100 list. We see it as industry recognition for the quality of our products and the innovation of our technology,” said Guy Bernstein, CEO of Magic Software. “2011 is an exciting year for Magic Software, and we seek to further enhance our status as an industry leader and innovator with the launch of new products, including offerings for the mobile and cloud environments.”

About SD Times

Software Development Times, published by BZ Media, is the first and only newspaper specifically dedicated to the software development industry. Launched in February 2000, SD Times is published in print and digital editions, and also on the Web. More companies run display ads in SD Times than in any other software development publication. For more information, visit www.sdtimes.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile, cloud, and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Included in the 2011 SD Times 100 List of Top Innovators and Leaders in the Software Development Industry

Exhibit 10.1